Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tencent Music Entertainment Group

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 1698)

(NYSE Stock Ticker: TME)

NOTICE OF BOARD ACTION AND

DATE OF PUBLICATION OF FOURTH QUARTER AND FULL YEAR 2023 RESULTS ANNOUNCEMENT

The board of directors of Tencent Music Entertainment Group (the “Company”) will consider and vote on, among other matters, our unaudited results and announcement for the three months and full year ended December 31, 2023 (the “Fourth Quarter and Full Year 2023 Results Announcement”) on Monday, March 18, 2024.

We will upload the Fourth Quarter and Full Year 2023 Results Announcement to the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at www.hkexnews.hk and the Company’s website at https://ir.tencentmusic.com on Tuesday, March 19, 2024 (Hong Kong Time), after the trading hours of the Hong Kong market and before the opening of the U.S. market.

By Order of the Board

Tencent Music Entertainment Group Cussion Kar Shun Pang

Executive Chairman

Hong Kong, February 20, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang, Mr. Zhenyu Xie, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent directors.